UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE
ACT OF 1934

(Amendment No. 5)

ROTONICS MANUFACTURING INC.

(Name of the Issuer)

ROTONICS MANUFACTURING INC
SHERMAN MCKINNISS

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

778903-10-4

(CUSIP Number of Class of Securities)

SHERMAN MCKINNISS

Rotonics Manufacturing Inc.

17022 South Figueroa Street

Gardena, California  90248

(310) 538-4932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

COPIES TO:

Richard A. Peers

Marina Remennik

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, California  94025

This statement is filed in connection with (check the appropriate box):

a. ☒    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐    The filing of a registration statement under the Securities Act of 1933.

c. ☐     A tender offer.

d. ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are definitive copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$35,256,795	$3,772.48

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):  The filing fee of $2,829.36 was calculated pursuant to Rule 0-11(c)(1) based upon the product of 8,814,199 shares of common stock of Rotonics Manufacturing Inc. outstanding as of September 27, 2006 (which figure excludes 2,938,066 shares to be delivered to Rotonics Holding Corporation by Sherman McKinniss immediately prior to the effective time of the merger) and the merger consideration of $3.00 per share (equal to $26,442,597) The resulting amount was multiplied by $107.00 per $1,000,000 of the aggregate merger consideration of $26,442,597.

☒  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,772.48

Form or Registration No.:	Schedule 14A

Filing Party:	Rotonics Manufacturing Inc.

Date Filed:	September 28, 2006 and November 6, 2006

INTRODUCTION

This final Amendment No. 5 (this “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being jointly filed by:  (1) Rotonics Manufacturing Inc., a Delaware corporation (“RMI”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; and (2) Sherman McKinniss, the Chairman and Chief Executive Officer of RMI. RMI and Sherman McKinniss are hereinafter collectively referred to as the “Filing Persons.” Pursuant to an Agreement and Plan of Merger, dated as of August 29, 2006 , as amended and restated on December 8, 2006, (the “Merger Agreement”), among Rotonics Holding Corporation, a Minnesota corporation (“Holding”), RMI Minnesota Corporation, a Delaware corporation (“MergerCo”) and RMI, MergerCo was merged with and into RMI, with RMI remaining as the surviving corporation, effective January 29, 2007. Immediately prior to the effective time of the merger, Sherman McKinniss contributed 25% of the outstanding shares of RMI to Holding in exchange for 25% of the outstanding capital stock of Holding.

On December 26, 2006, RMI filed with the Securities and Exchange Commission a definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of RMI at which the stockholders of RMI considered and voted upon, among other things, a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. A copy of the Definitive Proxy Statement is incorporated by reference herein as Exhibit (a)(1) and a copy of the Merger Agreement has been filed as Appendix A to the Definitive Proxy Statement.

The purposes of this Amendment is to file a final amendment to the Schedule 13E-3. The information set forth in the Definitive Proxy Statement including all appendices thereto, is hereby expressly incorporated herein by reference in answer to Items 1 through 15 of this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Definitive Proxy Statement.

RMI has supplied all information contained in the Definitive Proxy Statement and this Schedule 13E-3 relating to RMI, its subsidiaries and their respective directors, officers and affiliates. Sherman McKinniss has supplied all information contained in the Definitive Proxy Statement and this Schedule 13E-3 relating to Mr. McKinniss (other than solely in his capacity as a director and officer of RMI).

ITEM 15.                                              ADDITIONAL INFORMATION.

(b)                           Other Material Information. On January 26, 2007, MergerCo filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which MergerCo was merged with and into RMI, with RMI as the surviving corporation (the “Merger”). The Merger became effective as of 8:00 am EST on January 29, 2007, at which time each share of RMI’s common stock outstanding (other than shares of RMI’s common stock held by RMI’s stockholders who have perfected their appraisal rights under Delaware law) was converted into the right to receive $3.00 in cash, without interest, upon surrender and acceptance of the certificate for such share to RMI’s paying agent. As a result of the Merger, RMI’s common stock will no longer be publicly traded and, effective at the close of business on January 26, 2007, RMI’s common stock was delisted from AMEX.

ITEM 16.                                              EXHIBITS.

(a)(1)                       Definitive Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on December 26, 2006).

(a)(2)(1)                  Press Release issued by RMI dated August 29, 2006 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2006).

(a)(2)(2)                  Form of Proxy Card (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2006).

(b)(1)†                    Summary of Indicative Terms of Senior and Mezzanine Credit Facilities.

(b)(2)                      Credit Agreement among Rotonics Manufacturing Inc., as Borrower, Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent, dated as of January 26, 2007.

(b)(3)                      Term Loan Agreement among Rotonics Manufacturing Inc., as Borrower, Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent, dated as of January 26, 2007.

(c)(1)                       Opinion of Duff & Phelps, LLC, dated August 29, 2006 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(c)(2)†                     Duff & Phelps, LLC Presentation to the Special Committee of the Board of Directors, dated August 14, 2006.

(c)(3)                       Agreement and Plan of Merger, dated as of August 29, 2006, as amended and restated on December 8, 2006, by and among RMI Minnesota Corporation, Rotonics Holding Corporation and Rotonics Manufacturing Inc., (incorporated herein by reference to Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on December 26, 2006).

(f)                            Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(g)                           Not applicable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on RMI’s and/or, where applicable, Sherman McKinniss’ current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning possible or assumed future results of operations and also include those preceded or followed by words such as “anticipates”, “believes”, “thinks”, “could”, “estimates”, “expects”, “intends”, “may”, “should”, “plans”, “targets” and/or similar expressions. The Filing Persons believe it is important to communicate management’s expectations to stockholders. However, there may be events in the future that we

† Previously filed.

are not able to accurately predict or over which we have no control. Stockholders should be aware that the occurrence of the events described in this Schedule 13E-3 and in the Definitive Proxy Statement could have a material adverse effect on RMI’s business, operating results and financial condition.

The forward-looking statements are not guarantees of future performance, events or circumstances, and actual results may differ materially from those contemplated by such forward-looking statements. In addition to the factors discussed in this Schedule 13E-3 and in the Definitive Proxy Statement, including risks that stockholder approval and regulatory and third party clearances may not be obtained in a timely manner or at all, that an order or injunction may be imposed prohibiting or delaying the merger and that any other conditions to the merger may not be satisfied or waived, other factors that could cause actual results to differ materially are discussed elsewhere in this Schedule 13E-3 and in the Definitive Proxy Statement, including the appendixes thereto, which is incorporated herein by reference.

Except to the extent required under the federal securities laws, the Filing Persons do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

The forward-looking statements contained in this Schedule 13E-3 are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2007

ROTONICS MANUFACTURING INC.

By:	/s/ Sherman McKinniss
Sherman McKinniss
Chief Executive Officer and Director

By:	/s/ Sherman McKinniss
Sherman McKinniss

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Definitive Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on December 26, 2006).

(a)(2)(1)

Press Release issued by Rotonics Manufacturing Inc. dated August 29, 2006 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on August 29, 2006).

(a)(2)(2)	Form of Proxy Card (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2006).

(b)(1)†	Summary of Indicative Terms of Senior and Mezzanine Credit Facilities.

(b)(2)	Credit Agreement among Rotonics Manufacturing Inc., as Borrower, Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent, dated as of January 26, 2007.

(b)(3)	Term Loan Agreement among Rotonics Manufacturing Inc., as Borrower, Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent, dated as of January 26, 2007.

(c)(1)	Opinion of Duff & Phelps, LLC, dated August 29, 2006 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(c)(2)†	Duff & Phelps, LLC Presentation to the Special Committee of the Board of Directors, dated August 14, 2006.

(c)(3)

Agreement and Plan of Merger, dated as of August 29, 2006, as amended and restated on December 8, 2006, by and among RMI Minnesota Corporation, Rotonics Holding Corporation and Rotonics Manufacturing Inc., (incorporated herein by reference to Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on December 26, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(g)	Not applicable.

† Previously filed.